

May 13, 2024

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan 48168

> **Re: Cooper-Standard Holdings Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 16, 2024**
> **File No. 001-36127**

Dear Jonathan Banas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations , page 33

1. We note that your discussion of changes in sales and Adjusted EBITDA by segment includes columns reflecting the amount of variances due to volume/mix, foreign exchange, divestitures and cost (increases) decreases. Please revise future filings to more clearly explain each type of underlying factor as it affects each segment and quantify when there is more than one reason (or offsetting reasons) for the change. For example, the cost (increases) decreases column includes some positive variances and some negative variances for the segments, but your disclosure only includes bullet points disclosing general factors that caused the changes without quantifying or attributing those factors to specific segments. Please revise future filings accordingly.

Note 21. Business Segments, page 85

2. We note that you have included a line item titled "Corporate, eliminations and other" as a reconciling item between the total of the reportable segments revenue and consolidated revenue and segment Adjusted EBITDA amounts and consolidated Adjusted EBTIDA. It also appears from your disclosures that this amount may include revenue and expenses from other business activities and operating segments that are not reportable. Please note that under the guidance in ASC 280-10-50-15, these amounts should be included in an "all other" category and should be separate from other reconciling items (i.e. corporate costs or intercompany eliminations) in the reconciliations required by paragraphs ASC 280-10-50-30 through 50-31. The sources of revenue in this "all other" category should also be described. Please revise accordingly.

3. We note that in your reconciliation of the reportable segment measure of profit or loss (Adjusted EBITDA) to consolidated Net loss attributable to Cooper-Standard Holdings Inc. , you begin the reconciliation with an Adjusted EBITDA measure that includes amounts for "Corporate, eliminations and other." Please note that the reconciliation should begin with a total of the Adjusted EBITDA for reportable segments only and then include the applicable adjustments to arrive at a consolidated Net loss attributable to Cooper-Standard Holdings Inc.. Please revise all reconciliations accordingly including total of reportable segments' revenue to consolidated revenue and total of the reportable segments' assets to consolidated assets. All significant reconciling items should be separately identified and described. See guidance in ASC 280-10-50-30 and 50-31. Also, in this regard we note that you have included a line item in your reconciliation for a consolidated EBITDA amount. Please note that as this does not appear to be a segment measure of profitability, it would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C). Please revise future filings accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing